UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bardi Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

633 W 5th Street, FL 26
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Manfre	(310) 993 9960	cmanfre@bardico.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chris Manfre, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bardi Co. LC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KENNETH JAMES PARSONS
STATE OF TENNESSEE
NOTARY PUBLIC
My Commission Expires on 11/06/2024
DAVIDSON COUNTY

Signature: [signature]

Title: CEO & FinOp

[signature] 11/6/24

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: EXEMPTION REPORT

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356• Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Bardi Co., LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bardi Co., LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Bardi Co., LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bardi Co., LLC 's management. My responsibility is to express an opinion on Bardi Co., LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bardi Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I. II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Bardi Co., LLC's financial statements. The Supplemental Information is the responsibility of the Bardi Co., LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information. I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Bardi Co., LLC 's auditor since 2017.
Tarzana, California
February 7, 2023

Bardi Co., LLC
Statement of Financial Conditions
December 31, 2022

Assets		**2022**
Cash and Cash Equivalents	$	125,859
Marketable Securities, at Fair Value		479,717
Loan to Shareholders		35,000
Accounts Receivables		8,774
FINRACRD		21
Deposits		935
Total Assets		**650,306**

Liabilities and Members' Equity

Liabilities	
Accounts Payable	6,500
Deferred Revenues	137,700
Loan Payable SBA	198,307
Total Liabilities	342,507

Members' Equity	
Members' Equity	307,799
Total Members' Equity	307,799

Total Liabilities and Members' Equity	$	**650,306**

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Income (Loss)
For the Year Ended December 31, 2022

Revenues:

Commissions and Consulting Fees	$	365,280
Interest Earned		570
Dividend		6,571
Realized Gain (Loss) on Sale of Securities		(71,436)
Unrealized Gain (Loss) on Sale of Securities		68,930
Total revenue		**369,915**

Expense:

Commissions & Fees	246,399
Office Expense	28,844
Legal & Professional Services	7,750
Regulatory Fees	5,102
Rent and Utilities	29,694
Travel and Entertainment	5,654
Marketing	3,574
Education & Training	58
IT Equipment	189
Insurance	779
Interest Expenses	8,623
All Others	2,645
Total Expenses	339,281

Income (Loss) from Operation	**30,634**

Income Tax Benefit (Expense):

Current State Franchise Tax	870
Total Income Tax Expense	870

Net Income (Loss)	$	**29,764**

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

	Total
Balance, December 31, 2021	$ 75,610
Members Contributions:	
Marketable Securities	139,272
Cash	63,152
Net Income (Loss)	29,764
Balance, December 31, 2022	$ 307,799

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

		2022
Operating activities		
Net Income (Loss)	$	29,764
Realized Loss (Gain) on Sale of Securities		71,436
Unrealized (Gain) Loss on Sale of Securities		(68,930)
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by Operating Activities:		
Change in working capital components:		
Increase in Accounts Receivable		1,926
Increase in Accounts Payable		1,100
Decreases in FINRA CRD		55
Decrease in Credit Card Debt		(151)
Decrease in Deferred Revenues		(43,121)
Net Cash Provided (Used) by Operating Activities		**(7,922)**
Investing Activities		
Loan to Shareholders		(35,000)
Dividends		(6,571)
Trade Purchase		(110,000)
Net Cash Provided (Used) by Investment Activities:		**(151,571)**
Financing Activities		
Increase in SBA Loan		93,000
SBA Loan Repayment		(93)
Capital Contributions		63,152
Net Cash provided (Used) by Financing Activities:		**156,059**
Net Increase (Decrease) in Cash and Equivalents	$	(3,433)
Cash at 12/31/21	$	129,292
Cash at 12/31/22	$	125,859
Supplementary Information:		
Cash Paid for Interest	$	8,603
Cash Paid for Income Taxes		870
Contribution of Marketable Securities	$	139,272

See Accompanying Notes to Financial Statements

Bardi Co., LLC

Notes to Financial Statements
December 31, 2022

Note 1 - Organization and Nature of Business

Bardi Co., LLC (the "Company") was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisory.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Private placements of securities;
- Investment banking;
- Investment advisory.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and mark to market.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. From time to time, the Company is engaged with agreements that entail refundable retainers; in such cases, retainers are recognized as revenues only once the service is actually provided to the client.

Revenue Recognition - Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions.

Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

The Company's three top clients accounted for approximately 54% of total revenues for the year ending December 31, 2022.

Income Taxes - For tax purposes, the Company, with consent of its Members, has elected to be treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800, plus gross receipts tax of $70.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2019 to present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value

is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

	Level 1	Level 2	Level 3	Total
Fixed Income	$5,187			$5,187
Common Stock	$307,398			$307,398
Total	**$312,585**			**$312,585**

Note 4-Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 5-Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2022, the Company had net capital of $213,209, which was $93,209 in excess of its required net capital of $120,000. The Company's net capital ratio was 1.61.

Note 6- Operating Lease Commitments and Contingencies

During fiscal year 2022, the Company has leased three different office spaces in two separate locations. From January 1, 2022 through December 31, 2022 the Company leased two office spaces for approximately $1,916 every month at Metro 417 while maintaining a virtual address at Regus in downtown Los Angeles for $155 a month and another one in downtown Fort Lauderdale, Florida for $78 a month.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because of the two office spaces at Metro 417, one office space is on a month-to-month basis and the other one was vacated on October 31, 2022 without penalty.

At December 31, 2022, future minimum lease payments under these agreements were as follows:

For the Year Ending December 31, 2023: $11,616.

Rent expense for the year ended December 31, 2022 was $21,992.

The Company was not subject to any litigation during or at year ended December 31, 2022.

Note 7 – Unearned Revenues

In 2022, the Company recorded deferred revenues for a total of $137,700 as related to six clients. The Company anticipates that such revenues will be recognized in full during fiscal year 2023.

Note 8 – SBA Loan

On June 26, 2020, the Company took a 30-year SBA loan in the net aggregate amount of $107,000 for an interest rate of 3.75%. On January 2022, the amount was subsequently increased by $93,000 for a total of $200,000. Payments are made in monthly installments of $970, which include both principal and interest.

Note 9 - Subsequent Events

The management has reviewed the results of operations for the period from its year end December 31, 2022 through February 7, 2023, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 10 - Related Party

The Company's member owed $35,000 at December 31, 2022.

Bardi Co., LLC
Schedule I–Computation of Net Capital Requirement
December 31, 2022

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' Equity from Financial Condition	$	307,799
Deduction and Charges:		
Non-allowable other assets		(44,730)
Net Capital Before Haircut Charges		263,069
Haircut on Investments		(49,860)
Net Capital		**213,209**
Aggregate Indebtedness:		
Current Liabilities		144,200
Long Term Liabilities		198,307
Total Aggregate Indebtedness (AI)		342,507
Computation of Basic Net Capital Requirement:		
Net Capital		213,209
Minimum Net Capital Required 6-2/3 of AI		22,834
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		100,000
Excess Net Capital		**113,209**
Excess Net Capital at Net Capital Less 120% of $100,000	$	**93,209**
Ratio: Aggregate Indebtedness to Net Capital		1.61

Reconciliation with Company's Computation:

Members' Equity as Reported in Company's Part II		
Focus Report (Unaudited)	$	307,799

Bardi Co., LLC
Schedule II–Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore it is not subject to the Rule.

Bardi Co., LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
December 31, 2022

The Company has no possession or control obligations under 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore it is not subject to the Rule.

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Bardi Co. LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Bardi Co., LLC, stated that Bardi Co., LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and that it has not held customer funds or securities and that Bardi Co., LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Bardi Co., LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Bardi Co., LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bardi Co., LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2023



BARDI CO.

February 7, 2023

I, as member of the management of Bardi Co. LLC (the "Company") am responsible for the compliance with the annual reporting requirement under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or a dealer to file annual reports with the SEC and the broker's or dealer's designed examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

The Company is non covered firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore no subject to the SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers. The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception. As such, under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sincerely,

Chris Manfre
CEO and FinOp

633 5th Street, Floor 26 Los Angeles, CA 90071 P: 323-977-9960 F: 877-774-1326 info@bardico.com